Cannabinoid Biosciences, Inc.

370Amapola Ave., Suite 200A

Torrance, CA 90501, USA

June 8, 2020

Securities Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

            Re:      Cannabinoid Biosciences, Inc.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

Filed on May 29, 2020

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

Filed on May 20, 2020

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

Filed on May 1, 2020

File No. 024-10924

To whom it may concern:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified June 9, 2020 11:00 a.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

•         should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

·

•         the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	• the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Patience C. Ogbozor

Patience C. Ogbozor

President and Chief Executive Officer

Cannabinoid Biosciences, Inc.